Exhibit H

Schedule of Transactions in Shares

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 16, 2017. All such transactions were purchases effected in the open market, and the table includes commissions paid in per share prices.

Marcato International Master Fund Ltd.

Transaction Date	Transaction	Security	Shares Bought (Sold)	Unit Cost
10/16/2017	Buy	Common Stock	750,000	64.58
10/16/2017	Buy	American Put Option	750,000(1)	16.08

1.	Represents Shares underlying American-style put options that are exercisable through January 19, 2018.